Philips CFO updates market on progress on path to value by 2013

March 20, 2012

London, United Kingdom – Today,Ron Wirahadiraksa, Chief Financial Officer of Royal Philips Electronics (NYSE: PHG, AEX: PHI), will give a presentation to investors and financial analysts at the Bank of America Merrill Lynch Pan-European Capital Goods Conference 2012 in London.

In his presentation, Mr. Wirahadiraksa will discuss the opportunities and near-term actions to drive performance improvements at Philips in its progress to become a leading diversified industrial group in the field of health and well-being.

The presentation starts on Tuesday, March 20, at 10.30 a.m. UK time (11.30 a.m. CET).Handout of the presentation is available for download via this link.

For more information, please contact:

Joost Akkermans
Philips Corporate Communications
Tel.: +31 20 5977406
Email: joost.akkermans@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity.” Headquartered in the Netherlands, Philips employs approximately 122,000 employees with sales and services in more than 100 countries worldwide. With sales of EUR 22.6 billion in 2011, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.